Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Scotiabank Announces Dividend on Common Shares

           TORONTO, March 3 /CNW/ - Scotiabank today declared a dividend on its common shares of 49 cents per common share for the quarter ending April 30,
2009, payable on April 28, 2009, to shareholders of record at the close of business on April 7, 2009.
           The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending April 30, 2009, payable on April 28,
2009, to shareholders of record at the close of business on April 7, 2009:

           <<
           -   Series 12, Dividend No. 43   of    $0.328125      per share;
           -   Series 13, Dividend No. 16   of    $0.30          per share;
           -   Series 14, Dividend No. 9    of    $0.28125       per share;
           -   Series 15, Dividend No. 8    of    $0.28125       per share;
           -   Series 16, Dividend No. 6    of    $0.328125      per share;
           -   Series 17, Dividend No. 5    of    $0.35          per share;
           -   Series 18, Dividend No. 4    of    $0.3125        per share;
           -   Series 20, Dividend No. 4    of    $0.3125        per share;
           -   Series 22, Dividend No. 2    of    $0.3125        per share;
           -   Series 24, Dividend No. 1    of    $0.5865        per share;
           -   Series 26, Dividend No. 1    of    $0.41524       per share;
           -   Series 28, Dividend No. 1    of    $0.37671       per share.
           >>

           Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

           %SEDAR: 00001289EF          %CIK: 0000009631

           /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Patty Stathokostas, Scotiabank Public Affairs,
(416) 866-3625/
           (BNS BNS.)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 07:15e 03-MAR-09